NEWS RELEASE For immediate release
Canadian Oil Sands takes up approximately 78 per cent of Canada Southern Petroleum shares
Calgary, AB, Sept. 7, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”), have taken up approximately 11.7 million common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) validly deposited under Canadian Oil Sands’ offer, representing approximately 78 per cent of the outstanding common shares of Canada Southern. Canadian Oil Sands’ offering period for the deposit of outstanding common shares of Canada Southern expired midnight (Pacific daylight time) on Wednesday, Sept. 6, 2006.
Canadian Oil Sands intends to acquire the remaining Common Shares not tendered to its offer by way of amalgamation. A meeting of Canada Southern shareholders has been scheduled for October 25 at the Petroleum Club in Calgary, Alberta.
RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction. This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.
Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines and an upgrading facility that produces a light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to make distributions on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 468 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.
Advisory: In the interest of providing Canadian Oil Sands Trust (the “Trust”) unitholders and potential investors with information regarding the Trust, including management’s assessment of the Trust’s future plans and operations, certain statements throughout this press release contain “forward-looking statements”. Forward-looking statements in this release include, but are not limited to, statements with respect to: the timing of its plans to undertake further action to acquire the remaining Canada Southern shares.
You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the regulatory requirements relating to shareholder meetings and amalgamations; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust’s annual information form and annual and quarterly financial reports.

Canadian Oil Sands Limited	For further information:
Marcel Coutu President & Chief Executive Officer Units Listed — Symbol: COS.UN Toronto Stock Exchange	Siren Fisekci Director Investor Relations (403) 218-6228 investor_relations@cos-trust.com Web site: www.cos-trust.com